Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On February 24, 2011, Southwest Airlines Co. issued the following press release.

Southwest Airlines Announces New AirTran Transition Agreement With Its Pilots’ Union

DALLAS, Feb. 24, 2011 /PRNewswire via COMTEX/ —

Southwest Airlines (NYSE: LUV) announced today that it has reached an agreement with its Pilots, represented by the Southwest Airlines Pilots’ Association (SWAPA), on an initial Transition Agreement that establishes a procedural framework for eventually integrating the Pilots of Orlando-based AirTran Airways into Southwest. The integration addressed by the agreement would follow the official legal closing of Southwest’s acquisition of AirTran’s parent company, AirTran Holdings, Inc., which is currently anticipated to occur during the second quarter of 2011. Closing is subject to the approval of AirTran stockholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions.

With this initial transition agreement, Southwest and SWAPA establish a framework to begin an orderly transition from operating Southwest and AirTran as separate carriers, to a single carrier under one Single Operating Certificate (SOC). This transition agreement is an integral first step in that process.

“This transition agreement, which was unanimously agreed to by our SWAPA Board of Directors, is an important step in the AirTran acquisition and integration process,” said Chuck Magill, Southwest Airlines Vice President of Flight Operations. “Our hard-working Pilots are now poised to begin the important and challenging work of integrating their AirTran colleagues into Southwest Airlines.”

In its 40th year of service, Southwest Airlines continues to differentiate itself from other low-fare carriers—offering a reliable product with exemplary Customer Service. Southwest Airlines is the nation’s largest carrier in terms of originating domestic passengers boarded; now serving 69 cities in 35 states. Beginning March 13, 2011, Southwest will initiate service to Charleston and Greenville/Spartanburg, South Carolina, and on March 27, 2011, service will begin to Newark Liberty International Airport. Southwest also is one of the most honored airlines in the world known for its commitment to the triple bottom line of Performance, People, and Planet. To read more about how Southwest is doing its part to be a good citizen, visit southwest.com/cares to read the Southwest Airlines One Report(TM). Based in Dallas, Southwest currently operates more than 3,200 flights a day and has nearly 35,000 Employees systemwide.

www.southwest.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, a registration statement on Form S-4 that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES

INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Specific forward-looking statements include, without limitation, statements with respect to Southwest’s expectations related to (i) its anticipated acquisition of AirTran Holdings, Inc.; and (ii) its agreement with its Pilots, represented by the Southwest Airlines Pilots’ Association (SWAPA), on an initial Transition Agreement that establishes a procedural framework for eventually integrating the Pilots of AirTran Airways into Southwest. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the acquisition of AirTran is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; and (ii) Southwest’s ability to successfully integrate AirTran’s business.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K and in Southwest’s registration statement on Form S-4 filed with the SEC that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.

SOURCE Southwest Airlines